UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM SD
SPECIALIZED DISCLOSURE REPORT
______________________
ABB Ltd
(Exact name of the registrant as

specified in its charter)
Switzerland
(State or other jurisdiction of incorporation)
001-16429
(Commission file number)
Affolternstrasse 44
CH-8050 Zurich
Switzerland
(Address of principal executive

offices)
Richard A. Brown
Telephone: +41

-43-317-7111
(Name and telephone number,

including area code, of the person

to contact in connection with this report.

)
Check the appropriate box

to indicate the rule pursuant to which

this form is being filed:
☒

Rule 13p-1 under the Securities Exchange

Act (17 CFR 240.13p-1) for the reporting

period from January 1 to December

31, 2022.
☐

Rule 13q-1 under the Securities Exchange

Act (17 CFR 240.13q-1) for the fiscal year ended

_____.

Introduction
ABB Ltd is a corporation organized under

the laws of Switzerland. In this Form

SD and the attached Conflict
Minerals Report (included as Exhibit

1.01), “ABB”, the “Company”,

“we”,

and “our” refer to ABB Ltd

and its consolidated
subsidiaries. ABB is a foreign private

issuer as defined under Rule

405 of Regulation C under the Securities

Act of 1933 and
Rule 3b-4 under the Securities Exchange

Act of 1934. Our shares are

listed on the SIX Swiss Exchange,

the NASDAQ OMX
Stockholm Exchange and, through May

22, 2023, on the New York Stock Exchange (in the form of American

Depositary
Shares).
Conflict minerals are defined as cassiterite,

columbite-tantalite and wolframite, and their

derivatives, which are
limited to tin, tantalum and tungsten,

as well as gold (3TG). The functionality

of a substantial portion of our global

product
portfolio relies on the use of direct

materials, especially electronic components,

which include amounts of tin, tantalum,
tungsten or gold ( necessary conflict minerals
). For example, tin, tantalum,

tungsten and gold are each contained

respectively
in weld wire, capacitors, electronic

contacts and electrical connection

coatings, each of which are components

in many of our
products. Our operating businesses

and their products are described in more

detail below.
In 2022, we operated our business

through four Business Areas which

are aligned based on products

and services.
The Business Areas were:

Electrification, Motion, Process Automation,

and Robotics & Discrete Automation.

We also have
certain

insignificant business operations relating

to our remaining engineering, procurement,

and construction (EPC)
contracts, which are being wound down

and managed in a separate business

unit outside of those businesses.

The description
of our businesses

and their main products in 2022

is as follows:
● Electrification:
manufactures and sells electrical products

and solutions which are designed to

provide safe, smart
and sustainable electrical flow from

the substation to the socket. The portfolio

of increasingly digital and
connected solutions includes electric

vehicle charging infrastructure, renewable

power solutions, modular
substation packages, distribution automation

products, switchboard and

panelboards, switchgear, UPS solutions,
circuit breakers, measuring and sensing

devices, control products, wiring

accessories, enclosures and cabling
systems and intelligent home and building

solutions, designed to integrate and

automate lighting, heating,
ventilation, security and data communication

networks.
● Motion:
designs, manufactures,

and sells drives, motors, generators

and traction converters that are driving

the
low-carbon future for industries,

cities, infrastructure and transportation.

These products, digital technology

and
related services enable industrial customers

to increase energy efficiency, improve safety and reliability, and achieve precise control of their processes.
● Process Automation:
develops and sells a broad

range of industry-specific, integrated

automation,

electrification
and digital systems and solutions,

as well as digital solutions, lifecycle

services, advanced industrial

analytics and
artificial intelligence applications

and suites for the process, marine and

hybrid industries. Products and solutions
include control technologies, advanced

process control software and

manufacturing execution systems,

sensing,
measurement and analytical instrumentation,

marine propulsion systems and turbochargers.

In addition, the
business offers a comprehensive range of services

ranging from repair to advanced services

such as remote
monitoring, preventive maintenance,

asset performance management,

emission monitoring and cybersecurity
services.
● Robotics & Discrete Automation:

delivers its products, solutions

and services through two operating

divisions:
Robotics and Machine Automation. Robotics

includes industrial robots, autonomous

mobile robotics, software,
robotic solutions, field services, spare parts,

and digital services. Machine Automation

specializes in solutions
based on its programmable logic controllers

(PLC), industrial PCs (IPC), servo

motion, transport systems and

machine vision. Both divisions offer engineering

and simulation software as well

as a comprehensive range of
digital solutions.
As ABB files reports with the U.S. Securities

and Exchange Commission under

Section 13(a) of the Securities
Exchange Act of 1934, and is a user of necessary conflict minerals to produce its manufactured products,

ABB is subject to
Section 1502 of the Dodd-Frank Wall Street Reform and Consumer

Protection Act of 2010 (17 CFR Parts

240 and 249b).
ABB’s Policy on Conflict Minerals can be found at https://global.abb/group/en/about/supplying/material-
compliance/conflict-minerals-policy.
The content of any website referred

to in this Form SD is included for

general information only and

is not
incorporated by reference in this Form

SD.
Section 1 - Conflict Minerals Disclosures

a. We have concluded that during the 2022 calendar year:
i.
based on an analysis of our global product

offering, we manufactured products containing

conflict minerals and
have determined that the use of these

minerals was necessary to the

functionality or production of these

products.
ii.
based on the Reasonable Country of

Origin Inquiry (RCOI) conducted

(see below), we have reason to

believe that a
portion of the Company’s necessary conflict minerals

originated or may have originated

in the Democratic
Republic of the Congo (DRC) or

an adjoining country
1

(collectively the “covered

countries”) and may not be from
recycled or scrap sources.
b. Description of RCOI
We are a large organization and have manufacturing facilities located around the world. In 2022, we manufactured
products in more than 500 product lines

and had

approximately 40,000 unique direct

material suppliers.
To assess whether the necessary conflict minerals

in our products originated from

the covered countries, we
performed a RCOI by identifying direct

suppliers of products likely to contain

3TG and surveying a sample of these

suppliers
using the Conflict Minerals Reporting

Template (CMRT) as developed and issued by the Responsible Minerals Initiative
(RMI) of the Responsible Business Alliance

(RBA) and the Global eSustainability

Initiative (GeSI).
During 2022, we focused on increasing the

quality of responses from the sample

of suppliers selected for surveying.
We used customized systems to track the link between the components purchased from our suppliers

and our products
allowing us to make a focused selection

of the relevant suppliers of 3TG.

To be considered valid, supplier responses had to
meet certain quality standards to be

accepted without further follow-up.

The final response rate from

our suppliers was more
than 90% in both 2022 and 2021 as we

executed

a structured due diligence process and

provided

training to our suppliers
where needed. During 2022, we performed

certain due diligence procedures on

our products containing cobalt

and included
this material in the scope of our supplier surveys

although the results of this are not within

the scope of this Form SD.
In 2022, we selected approximately 3,000

suppliers to be surveyed based

on the identification of components
containing 3TG within ABB products.

We believe our current RCOI and the number of surveyed

suppliers provides a
sufficient level of coverage to allow us to appropriately

assess the conflict status of our products.
__________________________________
1
Adjoining countries of the Democratic

Republic of the Congo are:

Angola, Burundi, Republic of the Congo,

Central African Republic,
Rwanda, South Sudan, Tanzania,

Uganda and Zambia.

As part of our RCOI, suppliers provided

us the names of the original smelters/refiners

used to process 3TG
contained in their products. Based

on the list of processing facilities

we have compiled and based on smelter/refiner-specific
country sourcing information we

have received through our membership

in the RMI, we believe that some

of the
necessary
conflict minerals

in our products may have originated

from the covered countries and were

not from recycled or scrap
sources. Although most suppliers who

responded to our survey were

able to provide us with a list

of the original
smelters/refiners that they identified as

being used to process 3TG contained

in their products, most of our suppliers

were
unable to identify and represent which

smelters/refiners were specifically

used for the 3TG in the products or

materials
supplied to ABB. Therefore, the lists of

smelters/refiners provided

by suppliers may contain facilities

that were not used to
process 3TG contained in the components

they provided to us.
c.
Disclosure of this Form and the Conflict

Minerals report
In accordance with Rule 13p-1 under

the Securities Exchange Act of

1934, this Specialized Disclosure

Form (Form
SD) and the associated Conflict Minerals

Report are available on our website

at https://global.abb/group/en/investors

under
“Reporting”, “SEC filings”.
Section 2 - Exhibits

Exhibit 1.01 -
Conflict Minerals Report

as required by Items 1.01 and 1.02

of this Form.

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act

of 1934, the registrant has duly caused

this report to be signed on
its behalf by the duly authorized undersigned.
ABB LTD
By: /s/ T
IMO
I
HAMUOTILA
Date: May 25, 2023 Name: Timo Ihamuotila
Title: Executive Vice President and
Chief Financial Officer
By: /s/ R
ICHARD
A. B
ROWN
Date: May 25, 2023 Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance